Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES UPDATED INFERRED MINERAL RESOURCE ESTIMATE OF 771,000 OUNCES OF GOLD FOR ISLAND GOLD DEEP PROJECT; PROVIDES INFORMATION REGARDING OWNERSHIP OF CERTAIN CLAIMS AT PROJECT

MONTREAL, Quebec, Canada, October 7, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces an updated inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t for 771,000 ounces of gold for the Island Gold Deep Project at its operating Island Gold Mine near Wawa, Ontario. It has also come to management’s attention that a portion of the Island Gold Deep Project’s current estimated inferred resource base lies within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party (please see Claim Ownership Information for full details). The Corporation has engaged in discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own, and is working towards a resolution. In the meantime, work will continue on the Island Gold Deep Project and proceed according to previously established plans and budgets.

Highlights of the new resource:

  New C Zone inferred mineral resource estimate of 2,278,000 tonnes grading 10.53 g/t Au for 771,000 ounces, up from 1,500,000 tonnes grading 10.73 g/t Au for 508,000 ounces established in January 2013.

  New drill results (all cut grades over true widths) incorporated in the updated inferred mineral resource include: 21.27 g/t Au over 6.78 metres, 6.52 g/t Au over 13.60 metres, 19.13 g/t Au over 7.66 metres, and 31.17 g/t Au over 2.26 metres in the C Zone. Please see Table 2 for details.

  In addition, new drill results (all cut grades over true widths) that have not been incorporated in the updated inferred mineral resource include: 10.32 g/t Au over 3.50 metres, 9.78 g/t Au over 6.67 metres, 20.74 g/t Au over 4.75 metres, and 5.84 g/t Au over 12.51 metres. Please see Table 3 for details.

	TABLE 1: ISLAND GOLD DEEP INFERRED MINERAL
	RESOURCE(1) ESTIMATE – C ZONE(2)
	OCTOBER 1, 2013(3)	JANUARY 25, 2013(4)
Tonnes (metric)	2,278,000	1,500,000
Grade (g/t Au)	10.53	10.73
Ounces contained	771,000	508,000
(1)	Please see the Regulation 43-101 section at the end of this release for full details.
(2)	Tonnage and ounces have been rounded.
(3)

Established on October 1, 2013, based on a gold price of $1,350/oz and an exchange rate of CAN$1.00 = US$1.00. Established using a minimum true width of 2.0 metres, bulk density of 2.80 t/m3, cut-off grade of 3.75 g/t Au, and a capping of 95 g/t Au.

(4)

Established on January 25, 2013, based on a gold price of $1,450/oz and an exchange rate of CAN$1.00 = US$1.00. Established using a minimum true width of 2.0 metres, bulk density of 2.80 t/m3, cut-off grade of 3 g/t Au, and a capping of 75 g/t Au. Please see the 43-101 technical report filed on SEDAR on April 11, 2013 for full details.

The mineral resource estimate was prepared by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, Qualified Person as defined by Regulation 43-101 and employee of Richmont Mines Inc.

RICHMONT MINES ANNOUNCES UPDATED INFERRED MINERAL RESOURCE ESTIMATE OF 771,000 OUNCES OF GOLD FOR ISLAND GOLD DEEP PROJECT; PROVIDES INFORMATION REGARDING OWNERSHIP OF CERTAIN CLAIMS AT PROJECT
October 7, 2013

Paul Carmel, President and CEO, commented: “We are very pleased with this updated inferred resource estimate for our Island Gold Deep project. Most of the new ounces come from the western portion of the C Zone where previous drill holes were too widely spaced to determine resources. It is promising to see that the overall tonnage has increased and that the average grade has not diminished significantly and remains high relative to many other underground deposits. We are working towards a resolution to the claim ownership situation on Island Gold Deep and are continuing our exploration efforts at both the Deep project as well as on the upper levels of the mine where resources have been identified.”

Drilling completed in 2013 has enabled the Corporation to expand the C Zone inferred resource base toward the West, where drilling continues. Similarly, drilling has resulted in the inferred resource base being successfully expanded eastward up until the first dyke. While C Zone mineralization has been cut between the two dykes (detailed as “C-Ext1” and “X-Ext1” in Table 3), a gyroscopic survey is required to better define the location of the intercepts prior to completing a resource estimation for this area. Several mineralized zones that are parallel to the C Zone have been recognized and interpreted, however further infill drilling is required in order to reduce hole spacing prior to a resource estimation being completed on these zones. Statistical analysis has been completed on more than 1,500 assay results for the C Zone, and as a result the capping used for high assays has been increased to 95 g/t Au from 75 g/t Au previously.

Claim Ownership Information
On April 11, 2013, a 43-101 technical report was published regarding the inferred mineral resource estimate of 1.5 million tonnes grading 10.73 g/t Au for 508,000 ounces at the Island Gold Deep Project. In this report, the Corporation indicated that out of a total of 78 claims and 111 mining patents and leases comprising the Island Gold Mine property, all were held by Richmont except four patented claims on the Goudreau property, for which Richmont owns 69% with the remaining 31% being held by a third party. The claims in question are SSM2490, SSM2491, SSM2666 and SSM2667.

It has come to management’s attention that approximately 68% (subject to definitive surveying) of the updated inferred resource lies within the claims in question, of which the third party owns 31%. Three of these claims are currently relevant to the Island Gold Deep Project, and their approximate limits are detailed in the attached long-section.

Chart 1: Composite Longitudinal Section – Island Gold Mine: Deep C Zone

The Corporation has engaged in discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own. In the meantime, work will continue on the Island Gold Deep Project (access ramp, ventilation raises, exploration drilling, etc.) and proceed according to previously established plans and budgets, with each party to be held responsible for its proportion of the expenditures under the Ontario Mining Act.

Richmont’s ramp at its 100%-owned Island Gold Mine is currently being extended at depth in order to provide access to, and to enable a better definition of, the resource base. The ramp is the only access to the resource base and would ultimately provide the necessary infrastructure in the event the inferred resources prove to be economic.

Parameters used for Mineral Resource Estimation
The C Zone that is being defined at depth is typical of the Island Gold Mine mineralization with decimeter-sized grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite.

The current mineral resource estimation of the C Zone was completed for an area which extends over 700 metres laterally, between a depth of 450 metres and 1,000 metres, which is below the area of the Island Gold Mine currently being mined. A total of 172 surface and underground drill holes were used to model the C mineralized zone with a 3D wireframe using a minimum true thickness of 2 metres.

RICHMONT MINES ANNOUNCES UPDATED INFERRED MINERAL RESOURCE ESTIMATE OF 771,000 OUNCES OF GOLD FOR ISLAND GOLD DEEP PROJECT; PROVIDES INFORMATION REGARDING OWNERSHIP OF CERTAIN CLAIMS AT PROJECT
October 7, 2013

Mineral resources were estimated by 3D block modeling (with block dimension of 10 metres x 10 metres x 4 metres) with Gems software and using 2 metre composites. Grade estimation was done by Ordinary Kriging using parameters that have been defined with a variographic study. A minimum of 2 composites and a maximum of 20 composites within an ellipsoidal search ellipse of 110 metres x 60 metres x 40 metres were used for the interpolation. A high grade assay capping value of 95 g/t Au was used, which is the capping that was defined after a statistical analysis of C Zone assay results (a capping of 75 g/t is presently used at the Island Gold Mine). A density of 2.80 t/m3 was used for the tonnage calculation, which is based on one URSTM laboratory measurement completed on a composite sample of four C Zone core intercepts (a density of 2.82 t/m3 is presently used at the Island Gold Mine).

Mineral resources were estimated using a minimum average grade of 3.75 g/t Au inside the modeled mineralized zone. This cut-off is based on a gold price of US$1,350 per ounce, and an exchange rate of CAN$1.00 = US $1.00. The mineral resource area was cut into the C Zone wireframe using an extrapolation of approximately 30 metres from drill hole intercepts. All the blocks inside the clipped wireframe are accounted for in the mineral resource. Inside the mineral resource area, the drill spacing average is approximately 50 metres although there are areas with a larger spacing as well as areas with tighter spacing. Considering the present drill spacing, all of the C Zone resources are categorized as inferred.

The establishment of a specific capping for the C Zone and the use of the Kriging interpolation method were recommendations made in the April 2013 technical report. A comparison with inverse squared distance weighted interpolation method results shows that the average grade obtained inside the resources clipped wireframe with Kriging is approximately 3% lower.

TABLE 2: NEW ISLAND GOLD DEEP DRILL RESULTS(1) INCLUDED IN
OCTOBER 2013 UPDATED INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-514-27W1	711.00	550.80	564.60	6.78	27.15	21.27	C	849
	including	550.80	551.50	0.34	42.45	42.45
	including	555.20	556.00	0.39	41.90	41.90
	including	556.00	556.60	0.29	217.39	95.00
	including	561.95	562.60	0.32	106.89	95.00
400-514-34	339.00	235.30	241.00	4.32	3.38	3.38	C	511
400-516-07	540.00	450.64	477.80	13.60	9.66	6.52	C	767
	including	453.72	454.20	0.24	46.30	46.30
	including	473.00	473.80	0.40	201.60	95.00
425-489-08	170.00	125.40	130.00	3.38	3.47	3.47	C	500
435-478-07A	669.00	433.50	452.30	7.66	38.45	19.13	C	829
	including	435.00	436.10	0.45	381.83	95.00
	including	447.20	448.20	0.41	110.96	95.00
	including	451.00	451.85	0.35	132.32	95.00
435-478-10	435.00	372.54	390.40	7.86	32.33	13.89	C	766
	including	381.01	381.36	0.15	539.69	95.00
	including	381.36	384.45	1.36	32.61	32.61
	including	385.16	385.50	0.15	605.88	95.00
	including	389.78	390.23	0.20	45.10	45.10
435-478-12	798.00	581.45	590.60	2.49	8.77	8.77	C	981
	including	589.70	590.15	0.12	90.33	90.33
435-478-13	636.00	364.10	372.35	4.01	3.75	3.75	C	746
	including	364.10	364.40	0.15	48.85	48.85

RICHMONT MINES ANNOUNCES UPDATED INFERRED MINERAL RESOURCE ESTIMATE OF 771,000 OUNCES OF GOLD FOR ISLAND GOLD DEEP PROJECT; PROVIDES INFORMATION REGARDING OWNERSHIP OF CERTAIN CLAIMS AT PROJECT
October 7, 2013

TABLE 2: NEW ISLAND GOLD DEEP DRILL RESULTS(1) INCLUDED IN
OCTOBER 2013 UPDATED INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
435-478-14	573.00	521.50	573.00	51.50(3)	18.44	5.23	C	941
	including	529.95	530.60	0.65(3)	650.35	95.00
	including	556.00	556.87	0.87(3)	233.99	95.00
	including	556.87	557.36	0.49(3)	500.05	95.00
435-478-25	300.00	194.00	198.10	3.49	14.48	14.48	C	531
460-456-01	567.00	487.57	497.36	4.26	4.50	4.50	C	885
510-480-03	220.00	107.45	111.65	3.98	5.24	5.24	C	523
510-480-08	201.00	167.53	170.83	2.26	45.55	31.17	C	596
	including	168.57	169.10	0.36	180.45	95.00
	including	169.70	170.20	0.34	99.30	95.00
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 95 g/t.
(3)	Core length, not true width.

TABLE 3: ADDITIONAL ISLAND GOLD DEEP DRILL RESULTS(1) EXCLUDED FROM
UPDATED INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-514-35	591.00	519.47	525.96	3.50	10.32	10.32	C-Ext1	769
	including	520.07	520.69	0.33	69.33	69.33
400-514-36	657.00	487.40	495.60	4.77	6.33	6.33	C-Ext1	730
	including	488.35	488.80	0.26	44.37	44.37
400-514-37	633.00	549.67	557.43	4.23	4.52	4.52	C-Ext1	764
400-514-38	540.00	376.82	380.84	2.25	13.04	13.04	X-Ext1	630
	including	378.43	379.01	0.32	89.12	89.12
400-514-39	501.00	451.70	462.52	6.67	13.57	9.78	C-Ext1	655
	including	453.40	453.92	0.32	173.89	95.00
400-514-40	603.00	523.00	526.90	2.11	4.37	4.37	C-Ext1	775
400-514-42	522.00	437.36	443.26	3.63	10.46	10.46	C-Ext1	677
	including	438.17	438.91	0.46	70.38	70.38
435-478-07A	669.00	588.52	596.62	3.18	30.76	11.77	G	956
	including	594.50	595.20	0.28	314.70	95.00
435-478-10	435.00	353.30	358.58	2.30	14.17	11.43	X	745
	including	354.95	355.33	0.17	133.09	95.00
435-478-11	594.00	397.30	403.00	3.18	61.08	15.91	X	749
	including	398.30	399.00	0.39	462.88	95.00
	594.00	410.00	415.15	2.87	4.43	4.43	G	759
	594.00	418.40	422.85	2.48	14.02	11.86	X	765
	including	419.45	419.90	0.25	116.37	95.00
	594.00	472.00	494.35	22.35(4)	5.86	5.86	X	811
	including	474.50	475.20	0.70(4)	71.47	71.47
	including	493.95	494.35	0.40(4)	57.28	57.28
	594.00	504.03	508.80	4.77(4)	8.52	8.52	X	829
	including	507.30	507.80	0.50(4)	39.23	39.23

RICHMONT MINES ANNOUNCES UPDATED INFERRED MINERAL RESOURCE ESTIMATE OF 771,000 OUNCES OF GOLD FOR ISLAND GOLD DEEP PROJECT; PROVIDES INFORMATION REGARDING OWNERSHIP OF CERTAIN CLAIMS AT PROJECT
October 7, 2013

TABLE 3: ADDITIONAL ISLAND GOLD DEEP DRILL RESULTS(1) EXCLUDED FROM
UPDATED INFERRED MINERAL RESOURCE ESTIMATE
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone(3)	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
435-478-12	798.00	693.56	706.49	3.43	4.54	4.54	B	1,085
	including	698.55	699.00	0.12	77.34	77.34
435-478-13	636.00	471.94	476.09	2.07	17.79	13.10	G	830
	including	474.30	474.80	0.25	133.95	95.00
435-478-17	330.00	297.00	303.00	4.75	46.47	20.74	G	605
	including	298.25	299.10	0.67	276.55	95.00
510-480-03	220.00	122.55	125.40	2.70	3.42	3.42	B	524
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 95 g/t.
(3)

“X” corresponds to presently undefined zones, sub-parallel to the C Zone, found mainly in the hanging wall or footwall of the C Zone. “B” and “G” correspond to two zones found in the hanging wall of the C Zone. “C-Ext1” and “X-Ext1” correspond to two zones located between the two dykes.

(4)	Core length, not true width.

Details about the Island Gold Mine Property
The 59.0 km2 (5,900 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres.

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec, and recently began producing at the Monique Mine in Quebec. The Corporation is also advancing the W Zone project in Quebec as well as the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES ANNOUNCES UPDATED INFERRED MINERAL RESOURCE ESTIMATE OF 771,000 OUNCES OF GOLD FOR ISLAND GOLD DEEP PROJECT; PROVIDES INFORMATION REGARDING OWNERSHIP OF CERTAIN CLAIMS AT PROJECT
October 7, 2013

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at Activation Laboratories Ltd. in Geraldton, Ontario, Swastika Laboratories Ltd. in Swastika, Ontario and at the Lab Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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